UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
TURKCELL ILETISIM HIZMETLERI A.S.
(Name of Issuer)
Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)
900111204
(CUSIP Number)
Franz Wolf
Suite 2, 4 Irish Place
Gibraltar
+350 200 41977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	900111204	Page	2	of	18

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Alfa Telecom Turkey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,122,000,000.238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,122,000,000.238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.0% of ordinary shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D

CUSIP No.	900111204	Page	3	of	18

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Alfa Finance Holdings S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5% or less

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5% or less

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5% or less*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5% or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* As further described in Item 4, Alfa Finance Holdings S.A. has ceased to be the beneficial owner of more than 5% of the Shares in the Issuer, and the Reporting Persons no longer constitute a reporting group for purposes of Schedule 13D.

SCHEDULE 13D

CUSIP No.	900111204	Page	4	of	18

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). OOO “ALTIMO”

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

Russian Federation

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5% or less

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5% or less

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5% or less*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5% or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* As further described in Item 4, OOO “Altimo” has ceased to be the beneficial owner of more than 5% of the Shares in the Issuer, and the Reporting Persons no longer constitute a reporting group for purposes of Schedule 13D.

CUSIP No.	900111204	SCHEDULE 13D	Page	5	of	18

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Altimo Holdings & Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5% or less

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5% or less

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5% or less*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5% or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* As further described in Item 4, Altimo Holdings & Investments Limited has ceased to be the beneficial owner of more than 5% of the Shares in the Issuer, and the Reporting Persons no longer constitute a reporting group for purposes of Schedule 13D.

CUSIP No.	900111204	SCHEDULE 13D	Page	6	of	18

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). CTF Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

Gibraltar

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5% or less

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5% or less

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5% or less*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5% or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* As further described in Item 4, CTF Holdings Limited has ceased to be the beneficial owner of more than 5% of the Shares in the Issuer, and the Reporting Persons no longer constitute a reporting group for purposes of Schedule 13D.

CUSIP No.	900111204	SCHEDULE 13D	Page	7	of	18

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Crown Finance Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

Liechtenstein

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5% or less

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5% or less

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5% or less*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5% or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* As further described in Item 4, Crown Finance Foundation has ceased to be the beneficial owner of more than 5% of the Shares in the Issuer, and the Reporting Persons no longer constitute a reporting group for purposes of Schedule 13D.

SCHEDULE 13D

Page	8	of	18
Introductory Statement.
This Amendment No. 4 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D, filed December 5, 2005, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation, as amended by Amendment No. 1 on Schedule 13D, filed August 15, 2006, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, Amendment No. 2 on Schedule 13D, filed December 3, 2007, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation and Amendment No. 3 on Schedule 13D, filed January 29, 2008, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation (as amended, the “Existing Statement” and together with this Amendment, the “Statement”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement. Capitalized terms not defined in this Amendment have the meanings given them in the Existing Statement.
Item 1. Security and Issuer.
This Statement on Schedule 13D relates to ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.
Item 2. Identity and Background
This Amendment is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Alfa Telecom Turkey Limited;
(ii) Alfa Finance Holdings S.A.;
(iii) OOO “ALTIMO”;
(iv) Altimo Holdings & Investments Limited;
(v) CTF Holdings Limited; and
(vi) Crown Finance Foundation.
The agreement between the Reporting Persons relating to the joint filing of this Amendment is provided at Exhibit A hereto.
The Reporting Persons
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in Items 5 and 6 of the Existing Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D

Page	9	of	18
Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 3, Bld du Prince Henri, Luxembourg, L-1724. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the holder of 37.8% of the shares of Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
OOO “ALTIMO” (“Altimo Russia”) is a Russian company with its principal address at 21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992. The principal business of Altimo Russia is to manage telecom related investments of certain of its related companies. Altimo Russia was previously a party to the Management Agreement (as defined, and further described, in Item 6 of the Existing Statement), which has now been terminated, as further described in Item 4. Current information concerning the identity and background of the directors and officers of Altimo Russia is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Altimo Holdings & Investments Limited (“Altimo Holdings”) is a British Virgin Islands company with its principal address at Trident Chambers, P.O. Box 659, Road Town, Tortola, British Virgin Islands. The principal business of Altimo Holdings is to act as a holding company. Altimo Holdings is the sole shareholder of Altimo Russia. Current information regarding the identity and background of the directors and officers of Altimo Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance and Altimo Holdings. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
The “Supervisory Board” coordinates the strategic development of a group of related entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
No changes.

Item 4. Purpose of Transaction
SCHEDULE 13D

Page	10	of	18
The following new paragraphs are added to Item 4 of the Existing Statement:
Under an order of the United States District Court for the Southern District of New York, dated November 19, 2008, in relation to legal proceedings between Storm LLC and Telenor Mobile Communications AS (the “Order”), Alfa Finance and its affiliates were ordered to decrease their beneficial ownership in Turkcell to 5% by March 23, 2009.
On March 17, 2009, Alfa Finance and Alfa Telecom Turkey entered into several agreements to comply with the Order. These agreements include, among others: (i) a Sale and Purchase Agreement, dated 17 March 2009 (the “Nadash SPA”), between Alfa Finance and Nadash International Holdings Inc. (“Nadash”), under which Alfa Finance sold to Nadash 1,610 shares in Alfa Telecom Turkey (representing 32.2% of the equity in Alfa Telecom Turkey); (2) a Sale and Purchase Agreement, dated 17 March 2009 (the “Henri SPA”), between Alfa Finance and Henri Services Limited (“Henri”), under which Alfa Finance sold to Henri 1,500 shares in Alfa Telecom Turkey (representing 30% of the equity in Alfa Telecom Turkey); and (3) a Shareholders Agreement, dated 17 March 2009 (the “ATTL Shareholders Agreement” and, together with the Nadash SPA and the Henri SPA, the “Agreements”), among Alfa Finance, Nadash, Henri and Alfa Telecom Turkey relating to the management of Alfa Telecom Turkey. Additionally, as part of the foregoing transactions, the Management Agreement wherein Altimo Russia (subsequently AT Consulting Limited) provided management services to Alfa Telecom Turkey, as described in the Existing Statements, was terminated on March 18, 2009.
The description of the Agreements contained in this Item 4 is qualified in its entirety by reference to the complete text of the Agreements filed as Exhibits hereto.
As a result of the foregoing, each of Alfa Finance, Altimo Russia, Altimo Holdings & Investments Limited, CTF Holdings and Crown Finance will own 5% or less of the outstanding Shares of the Issuer and will cease to be required to file statements on Schedule 13D in respect of the Issuer.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby deleted in its entirety and replaced with the following:
The information set forth in Item 2 and Item 6 hereof is hereby incorporated by reference into this Item 5.
(a) (i) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of the Issuer, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and Alfa Telecom Turkey may be deemed the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined, and further described, in Item 6 of the Existing Statement) related to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of the Issuer.
(ii) Alfa Telecom Turkey, Cukurova Telecom Holdings, and Cukurova Finance International (as defined in the Existing Statement) have entered into the Shareholders Agreement with respect to Alfa Telecom Turkey’s and Cukurova Finance International’s ownership interests in Cukurova Telecom Holdings, as further described in Item 6 of the Existing Statement, which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Alfa Telecom Turkey and/or Cukurova Finance International hold Shares, other than those Shares held indirectly by Cukurova Telecom Holdings, Alfa Telecom Turkey or Cukurova Finance International, as applicable, will procure that such Shares are voted as agreed between Alfa Telecom Turkey and Cukurova Finance International at the board of directors of Cukurova Telecom Holdings. As a result, Alfa Telecom Turkey may be deemed to be part of a group with Cukurova Finance International within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Cukurova Finance International, its parent

SCHEDULE 13D

Page	11	of	18
company Cukurova Holding A.S. (“Cukurova Holding”), or any of their affiliates (together, the “Cukurova Parties”), for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the knowledge of Alfa Telecom Turkey and according to the latest report on Form 20-F for the period ending December 31, 2008, filed by the Issuer on or about April 24, 2008, the Cukurova Parties may be deemed to beneficially own the Shares held by Turkcell Holding and may in addition be deemed to beneficially own 91,195,509.429 Shares (representing 4.1% of the issued and outstanding Shares) held by Cukurova Holding or its affiliated companies. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by Cukurova Finance International, Cukurova Holding, or any of their related persons (other than Turkcell Holding).
To the best of the Reporting Persons’ knowledge, except for certain of the Reporting Persons and Turkcell Holding, and other than as noted in Annex A hereto, none of the persons named in response to Item 2 beneficially owns any Shares.
(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, Alfa Telecom Turkey may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. Alfa Telecom Turkey shares such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by such entities for information required by Item 2.
To the best of the Reporting Persons’ knowledge, other than certain of the Reporting Persons and other than as noted in Annex A hereto, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares.
(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
(d) According to a review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.
Item 7. Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

Page	12	of	18
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

ALFA TELECOM TURKEY LIMITED

March 18, 2009

/s/Pavel Nazarian Signature

Pavel Nazarian, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

March 18, 2009

/s/Pavel Nazarian Signature

Pavel Nazarian, Attorney-in-Fact
Name/Title

OOO “ALTIMO”

March 18, 2009

/s/Vera Bragina Signature

Vera Bragina, General Director
Name/Title

ALTIMO HOLDINGS & INVESTMENTS LIMITED

March 18, 2009

/s/Franz Wolf Signature

Franz Wolf, Director
Name/Title

SCHEDULE 13D

Page	13	of	18

CTF HOLDINGS LIMITED

March 18, 2009

/s/Franz Wolf Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

March 18, 2009

/s/Franz Wolf Signature

Franz Wolf, Attorney-in-Fact
Name/Title

SCHEDULE 13D

Page	14	of	18
ANNEX A
Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian	Director of headquarters -	3, Bld du Prince Henri
Director	Alfa Finance Holdings S.A.	L-1724
(Russia)		Luxembourg

Aigul Nurmakhanova	Managing Director, Visor Group	246A Furmanova
Director		Street, Apt. 64,
(Kazakhstan)		Almaty, Kazakhstan

Marina Groenberg	Chief Executive Officer, A&NN	Ovchinnikovskaya nab.
Director	Advisor Limited	20, build. 1, Moscow,
(Russia)		115035, Russia

Maria Gekko	Managing Director,	31, Novinsky Avenue,
Director	Visor Holding LLP	Moscow, 123242, Russia
(Russia)

Joseph Luis Moss	Company Executive, Alfa	3 Bld du Prince
Director	Finance Holdings S.A.	Henri, L-1724,
(Gibraltar)		Luxembourg
Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven Director (Russia)	President, OJSC “Alfa-Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

David Gould Director (United States)	Deputy Director of Corporate Development, Finance and Control for CTF Holdings Limited	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034 Moscow, Russia

Ildar Karimov Director/Officer (Russia)	Chief Financial Officer — Alfa Finance Holdings S.A.	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan Director (Russia)	Executive Director, OAO “TNK-BP Management”	1, Arbat Street, 119019 Moscow, Russia.

Alexander Knaster Director (United States)	Chief Executive Officer — Pamplona Capital Management	25 Park Lane London W1K 1RA, U.K.

SCHEDULE 13D

Page	15	of	18

Name/Title/Citizenship	Principal Occupation	Business Address
Andrei Kosogov	Chairman of the	32 Sadovaya Kudrinskaya,
Director	Advisory Committee,	123001 Moscow, Russia
(Russia)	Altimo Holdings &
Investments Limited

Alexey Kuzmichev	Member of the	21 Novy Arbat Street,
Director	Supervisory Board,	10th floor, office 1046,
(Russia)	Alfa Group	121019 Moscow, Russia
Consortium

Pavel Nazarian	Director of	3, Bld du Prince Henri
Officer (Russia)	headquarters — Alfa	Luxembourg, L-1724
Finance Holdings S.A.
Directors and Officers of OOO “ALTIMO”

Name/Title/Citizenship	Principal Occupation	Business Address
Vera Bragina	General Director — OOO “ALTIMO”	21 Noviy Arbat Street,
General Director		GSP-2, Moscow, Russia
(Russia)		119992

Svetlana Grigoryeva	Chief Accountant — OOO “ALTIMO”	21 Noviy Arbat Street,
Chief Accountant		GSP-2, Moscow, Russia
(Russia)		119992
Directors and Officers of Altimo Holdings & Investments Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy,	Director, Grand Financial Group Limited	Cassandra Centre, Office 302,
Director		29 Theklas Lyssioti Street,
(United Kingdom)		Limassol, Cyprus

Georgia Karydes,	Director, Administrator of Feldmans Management	6 Nikou Georgiou Street,
Director	(Overseas) Limited	Block C, Office 704,
(Cyprus)		Nicosia 1095, Cyprus

Olga Kichatova,	Financial Director of MRO CTF Consultancy Ltd.	3rd Floor, Building 3,
Director		6 Sechenovskiy Pereulok,
(Russia)		119034 Moscow,
Russia

Name/Title/Citizenship	Principal Occupation	Business Address
Leonid Reznikovich, Chief Executive Officer	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia
(Russia)

Marina Kushnareva, Director	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
(Russia)

Franz Wolf, Director	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
(Germany)
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva	Director, CTF Holdings	Suite 2, 4 Irish Place,
Director (Russia)	Limited	Gibraltar

SCHEDULE 13D

Page	16	of	18

Name/Title/Citizenship	Principal Occupation	Business Address
Franz Wolf Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow	President of the Board	Talacker 35, 8001
Director	and CEO of CBR	Zurich Switzerland
(Switzerland)	Privatinvest Ltd.

Dr. Norbert Seeger	Attorney, Law Office of	Am Schragen Weg 14,
Director	Dr. Norbert Seeger	P.O. Box 1618, FL-9490
(Liechtenstein)		Vaduz, Liechtenstein

Dr. Christian Zangerle	Attorney, Law Office of	Am Schragen Weg 14,
Director	Dr. Norbert Seeger	P.O. Box 1618, FL-9490
(Austria)		Vaduz, Liechtenstein
Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven	President, OJSC “Alfa-Bank”	9 Mashy Poryvaevoy Street,
(Russia)		107078 Moscow, Russia

Alexander Fain	Chief Executive Officer, OOO “Alfa-Eco M”	12 Krasnopresnenskaya Nab.
(Russia)		CMT2, Entrance 7,
123610 Moscow, Russia

Mikhail Fridman	Chairman of the Supervisory Board of Alfa Group	9 Mashy Poryvaevoy Street,
(Russia)	Consortium/Chairman of the Board of Directors of OJSC	107078 Moscow, Russia
“Alfa Bank”

German Khan	Executive Director,	1, Arbat Street,
(Russia)	OAO “TNK-BP Management”	119019 Moscow, Russia

Lev Khasis	Chief Executive Officer,	Srednyaya Kalitnikovskaya
(Russia)	X5 Retail Group N.V.	Street 28-4,
09029 Moscow, Russia

Andrei Kosogov	Chairman of the Advisory Committee, Altimo Holdings &	32 Sadovaya Kudrinskaya,
(Russia)	Investments Limited	123001 Moscow, Russia

Alexey Kuzmichev (Russia)	Member of the Supervisory Board, Alfa Group Consortium	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd.	Office 351, Floor 5, entrance 3, building 11, Bolshoi Savinskiy pereulok, 119435

Alexey Reznikovich (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

SCHEDULE 13D

Page	17	of	18

Name/Title/Citizenship	Principal Occupation	Business Address
Alexander Savin (Russia)	Managing Director, Investitsionnaya Kompaniya A-1	12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia

Vladimir Ashurkov (Russia)	Director of Corporate Development, Finance and Control - Alfa Group	Office 351, Floor 5, entrance 3, building 11, Bolshoi Savinskiy pereulok, 119435 Moscow, Russia

SCHEDULE 13D

Page	18	of	18
EXHIBIT INDEX
Exhibit A Joint Filing Agreement, incorporated herein by reference to Exhibit A to Amendment No. 1 to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on August 15, 2006.
Exhibit B Sale and Purchase Agreement, dated 17 March 2009, between Alfa Holdings S.A. and Nadash International Holdings Inc.
Exhibit C Sale and Purchase Agreement, dated 17 March 2009, between Alfa Finance Holdings S.A. and Henri Services Limited.
Exhibit D Shareholders Agreement, dated 17 March 2009, among Alfa Finance Holdings S.A., Nadash International Holdings Inc., Henri Services Limited and Alfa Telecom Turkey Limited.
Exhibit E A Power of Attorney authorizing Franz Wolf to sign this Amendment No. 4 on behalf of Crown Finance Foundation.
Exhibit F A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign Amendments to Schedule 13D on behalf of Alfa Finance Holdings S.A., incorporated herein by reference to Exhibit B to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 5, 2005.